Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Notice of Appointments

Paris, January 5, 2012 - Humbert de Wendel Appointed Senior Vice President, Finance & Cash Management and Corporate Treasurer of Total.

Françoise Leroy Succeeds Mr. de Wendel as Head of Merger & Acquisitions.

Humbert de Wendel has been appointed Senior Vice President, Finance & Cash Management and Corporate Treasurer of Total. He had been Head of Merger & Acquisitions since 2006.

Mr. de Wendel has spent his entire career at Total, primarily in the Finance Division.

After joining the Group in 1982, he was appointed Trading Desk Manager in the Finance Division, where he managed currency and interest rate risks for the Group and transactions in money markets.

From 1992 to 1994, he was assigned to the Finance Division of TMR Ltd., which refines and trades petroleum products in the former Soviet Union and Eastern Europe. Total has a 50% interest in this joint venture.

In 1995, Mr. de Wendel moved to the Middle East Division, where he arranged financing for the Qatargas project.

Returning to the Finance Division from 1997 to 2006, he headed financial operations in the Middle East, Refining & Marketing, Gas & Power and, beginning in 2000, Exploration & Production.

Mr. de Wendel, 55, is a graduate of the Institut d’Etudes Politiques in Paris and the ESSEC business school in France.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Françoise Leroy has been appointed Head of Merger & Acquisitions. She had been Corporate Secretary of the Chemicals Segment since 2004 and appointed to Total’s Management Committee in 2006.

Ms. Leroy began her career in 1975 in the Company Secretary’s Department of Union Industrielle et d’Entreprise.

She joined Elf Aquitaine in 1982, where she held a variety of management positions in the Finance Division.

She was appointed Head of Investor Relations in 1998, then Vice President, Chemical Subsidiaries in Total’s Finance Division in 2001, following the merger with Elf Aquitaine.

Ms. Leroy, 59, is a graduate of the Ecole Supérieure de Commerce et d’Administration des Entreprises business school in Reims, France.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com